SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

26 May 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

26 May 2015

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTION BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Further to the announcement made on 21 May 2015 detailing the number of Shares acquired by PDMRs through the reinvestment of the dividend paid on 19 May 2015 in respect of the full year ended 31 December 2014, the Group announces that Andrew Bester notified the Group on 26 May 2015 that additionally, he acquired 1,268 Shares on 20 May 2015 at 87.95 pence per Share in respect of Shares held in a nominee account.

This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4. The transaction took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                             +44 (0) 20 7356 1571
Interim Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Andrew Swailes                                                                               +44 (0) 20 7356 1714
Senior Media Relations Manager, Corporate
Email: andrew.swailes@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                                                                                                                                 Name: Douglas Radcliffe

                                     Title: Interim Investor Relations Director

Date: 26 May 2015